UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IMPSAT Fiber Networks, Inc.

(Name of Issuer)

Common Stock ($0.01 par value per share)

(Title of Class of Securities)

45321T 20 2

(CUSIP Number)

Nortel Networks Corporation

8200 Dixie Road, Suite 100

Brampton, Ontario L6T 5P6 Canada

Attention: Gordon A. Davies, Corporate Secretary

(905) 863-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 18, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45321T 20 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) NORTEL NETWORKS CORPORATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power NONE

	8.	Shared Voting Power 2,774,911*

	9.	Sole Dispositive Power NONE

	10.	Shared Dispositive Power 2,774,911*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,774,911*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.5%**

14.	Type of Reporting Person (See Instructions) CO

* See Item 5, paragraph (a)-(b).

** See Item 3, Footnote 3.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) NORTEL NETWORKS LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power NONE

	8.	Shared Voting Power 2,774,911*

	9.	Sole Dispositive Power NONE

	10.	Shared Dispositive Power 2,774,911*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,774,911*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.5%**

14.	Type of Reporting Person (See Instructions) CO

* See Item 5, paragraph (a)-(b).

** See Item 3, Footnote 3.

This Amendment No. 1 (this “Amendment” or “Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on July 10, 2003 (the “Statement” or “Schedule 13D”) by Nortel Networks Corporation, a corporation organized under the laws of Canada ( “Nortel Corporation”), and Nortel Networks Limited, a corporation organized under the laws of Canada and a wholly-owned subsidiary of Nortel Corporation (“Nortel” and together with Nortel Corporation, the “Reporting Persons”).

Item 1.	Security and Issuer

Item 2.	Identity and Background

Schedules I and II attached to the Schedule 13D and referenced in paragraphs (d) and (e) and the last  paragraph of Item 2 are replaced in their entirety by the revised Schedules I and II attached to this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration
The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs after the last paragraph of Item 3:

Nortel subsequently disposed of one-half of the Series B Notes by principal amount (or Series B Notes with a principal amount of Eight Million Eight Hundred Thirteen Thousand Five Hundred Dollars ($8,813,500)) on November 18, 2004 for a purchase price of Five Million Six Hundred Twelve Thousand Seventy-Nine and 85/100 Dollars ($5,612,079.85).  The balance of the Series B Notes with a principal amount of Eight Million Eight Hundred Thirteen Thousand Five Hundred Dollars ($8,813,500) were sold on November 23, 2004 for a purchase price of Five Million Six Hundred Twelve Thousand Seventy-Nine and 85/100 Dollars ($5,612,079.85).  Each disposition of the Series B Notes was made pursuant to a private sale transaction.(3)

In connection with the dispositions of the Series B Notes, Nortel also disposed of the following indebtedness of the Borrower and Impsat Comuniçacões Ltda. (all such indebtedness, collectively, the “Impsat Debt”):  (a) the balance of the principal amount of the Term Loan remaining after the Borrower exercised the Exchange Option under the Accounts Payable Agreement of Three Million Seven Hundred Thirteen Thousand Dollars ($3,713,000); and (b) term loans with an aggregate original principal amount of One Hundred Twenty-Six Million, Two Hundred Forty Thousand  Dollars ($126,240,000) consisting of (i) a term loan with a principal amount of Thirty-Five Million Forty Thousand Dollars ($35,040,000) governed by the Amended and Restated Financing Agreement (as amended) dated

(3)Following the disposition of the Series B Notes and for purposes of calculating the percentage ownership of Common Stock held by each Reporting Person, Impsat is deemed to have 12,886,009 shares of Common Stock outstanding, consisting of (a) 10,116,100 shares of Common Stock reported as issued and outstanding in Impsat’s Qurarterly Report on Form 10-Q (SEC File No. 0-29085) for the quarter ended September 30, 2004 filed with the Commission on November 15, 2004, and (b) 2,769,909 shares of Common Stock for which the Warrants are exercisable as of the date of this Amendment as of March 25, 2003 by and among the Borrower, as borrower, Nortel, as Administrative Agent, Deutsche Bank Trust Company Americas, as Collateral Agent, and the lenders party thereto from time to time, and (ii) a term loan for Ninety-One Million Two Hundred Thousand Dollars ($91,200,000) governed by the Amended and Restated Financing Agreement (as amended) dated as of March 25, 2003 by and among Impsat Comuniçacões Ltda., as borrower, Nortel, as Administrative Agent, Nortel, as Collateral Agent, and the lenders party thereto from time to time.  The Impsat Debt was sold for an aggregate purchase price of One Hundred Five Million, One Hundred Fifty-Seven Thousand, Seven Hundred Forty-Five and 59/100 Dollars ($105,157,745.59).

Item 4.	Purpose of Transaction
The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following sentences at the end of the third paragraph of Item 4:

Mr. Makris resigned from the Board of Directors of Impsat on December 9, 2003.  No successor has been elected or appointed to fill Mr. Makris’s vacancy, and Nortel does not intend to designate a successor.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph after the fourth paragraph of Item 4:

The Reporting Persons disposed of all of their holdings of the Series B Notes in two transactions:  (a) a private sale of Series B Notes with a principal amount of Eight Million Eight Hundred Thirteen Thousand Five Hundred Dollars ($8,813,500) on November 18, 2004 for a purchase price of Five Million Six Hundred Twelve Thousand Seventy-Nine and 85/100 Dollars ($5,612,079.85); and (b) a private sale of Series B Notes with a principal amount of Eight Million Eight Hundred Thirteen Thousand Five Hundred Dollars ($8,813,500) on November 23, 2004 for a purchase price of Five Million Six Hundred Twelve Thousand Seventy-Nine and 85/100 Dollars ($5,612,079.85).  The dispositions of the Series B Notes are evidenced by a Securities Trade Confirmation dated November 24, 2004 to Credit Suisse First Boston LLC (“CSFB”) from Nortel pursuant to which CSFB acted as agent for the buyer(s) of the Series B Notes.  The closing of the sale of the Series B Notes, however, is subject to the negotiation, execution and delivery of definitive documentation of the transfer.  Following the disposition of the Series B Notes, Nortel is still entitled to designate a member of the Board of Directors under the Restated Certificate of Incorporation.

In connection with the disposition of the Series B Notes, Nortel also sold all of the Impsat Debt in a private transaction on November 18, 2004.  The sale of the Impsat Debt is evidenced by a Distressed Trade Confirmation dated November 24, 2004 to CSFB from Nortel pursuant to which CSFB acted as agent for the buyer(s) of the Impsat Debt.  The closing of the sale of the Impsat Debt, however, is subject to the negotiation, execution and delivery of definitive documentation of the transfer.

Item 5.	Interest in Securities of the Issuer
Paragraphs (a) and (b) of Item 5 are hereby deleted and amended and restated as follows:

(a) and (b)              For purposes of Rule 13d-3 promulgated under the Act, Nortel Corporation, as the sole stockholder of Nortel, may be deemed to own beneficially, and to share with Nortel the power to direct the vote or direct the disposition of, an aggregate of 2,774,911 shares of Common Stock, or approximately 21.5% of the outstanding shares of Common Stock, consisting of (i) an aggregate of 2,769,909 shares of Common Stock for which the Warrants held by Nortel are exercisable, and (ii) 5,002 shares of Common Stock held by Nortel Networks Germany GmbH & Co KG, a German corporation and indirect subsidiary of Nortel Corporation (“Nortel Germany”).  Nortel owns beneficially and may be deemed to share with Nortel Corporation the power to direct the vote or direct the disposition of an aggregate of 2,774,911 shares of Common Stock, or approximately 21.5% of the outstanding shares of Common Stock, consisting of (i) an aggregate of 2,769,909 shares of Common Stock into which the Warrants held of record by Nortel are exercisable, and (ii) 5,002 shares of Common Stock held by Nortel Germany.

The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1).

All percentages stated in this Item 5 are based on the 10,116,100 shares of Common Stock reported as outstanding in Impsat’s Quarterly Report on Form 10-Q (SEC File No. 0-29085) for the quarter ended September 30, 2004 filed with the Commission on November 15, 2004, and includes an aggregate of 2,769,909 shares of Common Stock for which the Warrants are exercisable as of the date of this Amendment pursuant to Rule 13d-3(d)(1)(i)(D) of the Act.

Paragraph (d) of Item 5 is amended by adding the following sentence to the end of the paragraph:

By virtue of the relationships described in paragraph (a)-(b) of this Item 5, Nortel Corporation may be deemed to have the power to direct the receipt of proceeds from the sale of the Impsat Debt previously held and disposed of by Nortel.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The response set forth in Item 6 of the Schedule 13D is hereby deleted and amended and restated as follows:

On November 1, 2004, Nortel engaged CSFB to assist it with the sale of the Series B Notes, the Warrants and the Impsat Debt for the period between November 1, 2004 and November 15, 2004 on the terms and conditions set forth in that certain Letter Agreement dated November 1, 2004 by and between Nortel and CSFB (the “CSFB Letter”).  The CSFB Letter is attached as Exhibit 1 to Amendment No. 1.

Except as discussed in Item 4 or this Item 6, the Reporting Persons do not have any other arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
	Exhibit 1	Letter Agreement dated November 1, 2004 to Nortel Networks from Credit Suisse First Boston LLC.
	Exhibit 2:	Distressed Trade Confirmation dated November 24, 2004 to Credit Suisse First Boston LLC from Nortel Networks Limited.
	Exhibit 3:	Securities Trade Confirmation dated November 24, 2004 to Credit Suisse First Boston LLC from Nortel Networks Limited.
Exhibit 4:

Amended and Restated Financing Agreement (as amended) dated as of March 25, 2003 by and among the Impsat Comuniçacões Ltda., as borrower, Nortel Networks Limited, as Administrative Agent, Nortel Networks Limited, as Collateral Agent, and the lenders party thereto from time to time.

Exhibit 5:

Accounts Payable Financing Agreement, dated March 25, 2003, by and among Impsat, S.A., a sociedad anónima organized under the laws of the Republic of Argentina and subsidiary of IMPSAT Fiber Networks, Inc., Nortel Networks Limited, a corporation organized under the laws of the Province of Ontario, Canada, and the lenders that may be parties thereto from time (Exhibit 1 to the Schedule 13D).

Exhibit 6:

Amended and Restated Financing Agreement (as amended) dated as of March 25, 2003 by and among Impsat S.A., as borrower, Nortel Networks Limited, as Administrative Agent, Deutsche Bank Trust Company Americas, as Collateral Agent, and the lenders party thereto from time to time (Exhibit 10.4 to Impsat’s Annual Report on Form 10-K (SEC File No. 0-29805) for the fiscal year ended December 31, 2002 filed with the Commission on April 15, 2003 is incorporated herein by reference).

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTEL NETWORKS CORPORATION

By:	/s/ Tracy S.J. Connelly McGilley
Name:	Tracy S.J. Connelly McGilley
Title:	Assistant Secretary
Date:	December 3, 2004

By:	/s/ William R. Kerr
Name:	William R. Kerr
Title:	Vice-President Finance
Date:	December 3, 2004

NORTEL NETWORKS LIMITED

By:	/s/ Tracy S.J. Connelly McGilley
Name:	Tracy S.J. Connelly McGilley
Title:	Assistant Secretary
Date:	December 3, 2004

By:	/s/ Keith Lacroix
Name:	Keith Lacroix
Title:	Global Credit/Risk Management
Date:	December 3, 2004

SCHEDULE I

The following table sets forth the name, business address and present principal occupation or employment, and the citizenship of each person who is an executive officer of Nortel Networks Corporation or Nortel Networks Limited, as indicated on the chart below:

Name	Address	Occupation	Citizenship
Bejar, Martha H.	Nortel Networks Corporation Nortel Networks Limited 880 Technology Park Billerica, Massachusetts U.S.A.	President, CALA of Nortel Networks Corporation and Nortel Networks Limited	American

Bolouri, Chahram	Nortel Networks Corporation Nortel Networks Limited 2351 Boulevard Alfred-Nobel St. Laurent, Quebec Canada	President, Global Services of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Collins, Malcolm K.	Nortel Networks Corporation Nortel Networks Limited 4006 E. Chapel-Hill-Nelson Hwy Research Triangle Park North Carolina 27709 U.S.A.	President, Enterprise Networks of Nortel Networks Corporation and Nortel Networks Limited	British

Connelly McGilley, Tracy S. J.	Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario Canada L6T 5P6	Assistant Secretary of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Davies, Gordon A.	Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario Canada L6T 5P6	Corporate Secretary of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Debon, Pascal	Nortel Networks Corporation Nortel Networks Limited 2221 Lakeside Boulevard Richardson, Texas U.S.A. 75082-4399	President, Carrier Networks of Nortel Networks Corporation and Nortel Networks Limited	French

DeRoma, Nicholas J.	Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario Canada L6T 5P6	Chief Legal Officer of Nortel Networks Corporation and Nortel Networks Limited	American

Donovan, William J.	Nortel Networks Corporation Nortel Networks Limited 4006 E. Chapel-Hill-Nelson Hwy Research Triangle Park North Carolina 27709 U.S.A.	Senior Vice-President, Human Resources of Nortel Networks Corporation and Nortel Networks Limited	American

Doolittle, John M.	Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario Canada L6T 5P6	Vice President, Tax of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Giamatteo, John J.	Nortel Networks Corporation Nortel Networks Limited Gate City Ohsaki East Tower 9f 1-11-2 Ohsaki Shinagawa-Ku, Tokyo Japan	President, Asia Pacific of Nortel Networks Corporation and Nortel Networks Limited	American

Hitchcock, Albert R.	Nortel Networks Corporation Nortel Networks Limited 4006 E. Chapel Hill-Nelson Hwy Research Triangle Park, North Carolina 27709 U.S.A.	Chief Information Officer of Nortel Networks Corporation and Nortel Networks Limited	British

Joannou, Dion C.	Nortel Networks Corporation Nortel Networks Limited 1500 Concord Terrace Sunrise, Florida 33323 U.S.A.	Chief Strategy Officer of Nortel Networks Corporation and Nortel Networks Limited	American

Kerr, William R.	Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario Canada L6T 5P6	Chief Financial Officer of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Lowe, Richard S.	Nortel Networks Corporation Nortel Networks Limited 2221 Lakeside Boulevard Richardson, Texas U.S.A. 75082-4399	President, CDMA of Nortel Networks Corporation and Nortel Networks Limited	Canadian

MacKinnon, Peter D.	Nortel Networks Corporation Nortel Networks Limited 2221 Lakeside Boulevard Richardson, Texas U.S.A.75082-4399	President, GSM/UMTS of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Mao, Robert Y.L.	Nortel Networks Corporation Nortel Networks Limited 11/f Tower 3 Sun Dong An Plaza 138 Wang Fu Ji Beijing, China	President and Chief Executive Officer, Greater China of Nortel Networks Corporation and Nortel Networks Limited	American

McCauley, William F.	Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario Canada L6T 5P6	Chief Ethics and Compliance Officer of Nortel Networks Corporation and Nortel Networks Limited	American

McFadden, Brian W.	Nortel Networks Corporation Nortel Networks Limited 2351 Boulevard Alfred-Nobel St. Laurent, Quebec Canada	Chief Technology Officer of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Morrison, Blair F.	Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario Canada L6T 5P6	Assistant Secretary of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Mumford, D. Gregory	Nortel Networks Corporation Nortel Networks Limited 3500 Carling Avenue Nepean, Ontario Canada	Special Advisor of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Owens, William A.	Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario Canada L6T 5P6	President and Chief Executive Officer of Nortel Networks Corporation and Nortel Networks Limited	American

Pahapill, MaryAnne E.	Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario Canada L6T 5P6	Controller of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Pusey, Stephen C.	Nortel Networks Corporation Nortel Networks Limited Maidenhead Office Park Westacott Way Maidenhead, Berkshire England	President, Europe, Middle East and Africa of Nortel Networks Corporation and Nortel Networks Limited	British

Richardson, R.E. Clent	Nortel Networks Corporation Nortel Networks Limited 4006 E. Chapel-Hill-Nelson Hwy Research Triangle Park North Carolina 27709 U.S.A.	Chief Market Officer of Nortel Networks Corporation and Nortel Networks Limited	American

Saffell Jr., Charles R.	Nortel Networks Corporation Nortel Networks Limited 2325 Dulles Corner Boulevard Herndon, Virginia 20171 U.S.A.	President, Federal Network Solutions of Nortel Networks Corporation and Nortel Networks Limited	American

Schilling, Steven L.	Nortel Networks Corporation Nortel Networks Limited 4006 E. Chapel-Hill-Nelson Hwy Research Triangle Park North Carolina 27709 U.S.A.	President, Enterprise Accounts of Nortel Networks Corporation and Nortel Networks Limited	American

Slattery, Stephen F.	Nortel Networks Corporation Nortel Networks Limited 2221 Lakeside Boulevard Richardson, Texas U.S.A. 75082-4399	President, Wireline/Optical of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Sledge, Karen E.	Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario Canada L6T 5P6	Assistant Controller of Nortel Networks Corporation and Nortel Networks Limited	American

Spradley, Susan L.	Nortel Networks Corporation Nortel Networks Limited 2221 Lakeside Boulevard Richardson, Texas U.S.A. 75082-4399	President, Global Operations of Nortel Networks Corporation and Nortel Networks Limited	American

Stevenson, Katharine B.	Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario Canada L6T 5P6	Treasurer of Nortel Networks Corporation and Nortel Networks Limited	Canadian/American

Tariq, Masood A.	Nortel Networks Corporation Nortel Networks Limited 4006 E. Chapel-Hill-Nelson Hwy Research Triangle Park North Carolina 27709 U.S.A.	President, Global Alliances of Nortel Networks Corporation and Nortel Networks Limited	Canadian/American

Vickruck, Tracey L.	Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario Canada L6T 5P6	Assistant Treasurer of Nortel Networks Corporation and Nortel Networks Limited	Canadian

SCHEDULE II

The following table sets forth the name, business address and present principal occupation or employment, and the citizenship of each person who is a director of Nortel Networks Corporation or Nortel Networks Limited or a controlling person of Nortel Networks Corporation or Nortel Networks Limited, as indicated on the chart below:

Name	Address	Occupation	Citizenship
Bischoff, Dr. Manfred	EADS N.V. Willy-Messerschmitt-Strabe, Tor 1 85521 Ottobrunn Germany	Chairman, EADS N.V. Director of Nortel Networks Corporation and Nortel Networks Limited	German

Blanchard,The Hon. James J.	Piper Rudnick LLP 1200 19th Street, N.W. 6th Floor Washington, D.C. 20036-2412 U.S.A.	Partner, Piper Rudnick LLP Director of Nortel Networks Corporation and Nortel Networks Limited	American

Brown, Robert E.	CAE Inc. 8585 Cote-de-Liesse P.O. Box 1800 Saint-Laurent, Quebec H4L 4X4	President and Chief Executive Officer, CAE Inc. Director of Nortel Networks Corporation and Nortel Networks Limited	Canadian/British

Cleghorn, John E.	SNC-Lavalin Group Inc 31st Floor Suite 3115, South Tower Royal Bank Plaza 200 Bay Street Toronto, Ontario M5J 2J5	Chairman, SNC-Lavalin Group Inc. Director of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Fortier, L. Yves	Ogilvy Renault 1981 McGill College Avenue 12th Floor Montreal, Quebec Canada H3A 3C1	Chairman & Senior Partner, Ogilvy Renault Director of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Ingram, Robert A.	GlaxoSmithKline plc 5 Moore Drive Mail Drop #50.2032 Research Triangle Park North Carolina 27709 U.S.A.	Vice Chairman Pharmaceuticals, GlaxoSmithKline plc Director of Nortel Networks Corporation and Nortel Networks Limited	American

Manley, The Hon. John P.	McCarthy Tetrault LLP The Chambers Suite 1400, 40 Elgin Street Ottawa, Ontario Canada K1P 5K6	Senior Counsel, McCarthy Tetrault LLP Director of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Owens, William A.	Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario Canada L6T 5P6	President and Chief Executive Officer, Nortel Networks Corporation and Nortel Networks Limited	American

Saucier, Guylaine	1170 Peel Street 4th Floor Montreal, Quebec Canada H3B 4S8	Corporate Director Director of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Smith, Jr., Sherwood H.	CP&L One Hannover Square Building 421 Fayetteville Street Mall Raleigh, North Carolina 27601 U.S.A.	Chairman Emeritus, CP&L Director of Nortel Networks Corporation and Nortel Networks Limited	American

Wilson, Lynton R.	Chairman of the Board (non- executive) Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario Canada L6T 5P6	Chairman of the Board (non-executive) Nortel Networks Corporation Nortel Networks Limited	Canadian

Nortel Networks Corporation	8200 Dixie Road, Suite 100 Brampton, Ontario Canada L6T 5P6

Sole Stockholder of Nortel
Networks Limited

Provider of products and services that support the Internet and other public and private data, voice and multimedia communications networks using wireline and wireless technologies

Canadian

SCHEDULE OF EXHIBITS

1.               Letter Agreement dated November 1, 2004 to Nortel Networks from Credit Suisse First Boston LLC.

2.               Distressed Trade Confirmation dated November 24, 2004 to Credit Suisse First Boston LLC from Nortel Networks Limited.

3.               Securities Trade Confirmation dated November 24, 2004 to Credit Suisse First Boston LLC from Nortel Networks Limited.

4.               Amended and Restated Financing Agreement (as amended) dated as of March 25, 2003 by and among the Impsat Comuniçacões Ltda., as borrower, Nortel Networks Limited, as Administrative Agent, Nortel Networks Limited, as Collateral Agent, and the lenders party thereto from time to time.